

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2024

John Morberg
Executive Vice President, Chief Financial Officer, and Secretary
LIFECORE BIOMEDICAL, INC.
3515 Lyman Boulevard
Chaska, Minnesota 55318

      Re: LIFECORE BIOMEDICAL, INC.
          Form 10-K for the Fiscal Year Ended May 28, 2023
          Filed March 20, 2024
          File No. 000-27446

Dear John Morberg:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing